VIA EDGAR

United States Securities Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Nicholas P. Panos, Senior Special Counsel

Office of Mergers and Acquisitions

February 6, 2017

Re:	Calamos Asset Management, Inc. (File No. 005-80145)

Schedule 13E-3 Filed January 19, 2017 (the “Schedule 13E-3”)

Schedule 14D-9 Filed January 19, 2017 (the “Schedule 14D-9”)

Dear Mr. Panos:

Set forth below are the responses of Calamos Asset Management, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated January 28, 2017 with respect to the above-captioned Schedule 13E-3 and Schedule 14D-9 filed by the Company.

For your convenience, the Staff’s comments are set forth below in bold, with the response to each comment set forth immediately under that comment. Concurrently with this letter, the Company is filing via EDGAR an Amendment No. 2 to the Schedule 14D-9 and an Amendment No. 1 to the Schedule 13-3 in connection with its responses to the Staff’s comments. Certain capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

Schedule 13E-3 | Rule 13e-3 Transaction Statement

1.	Rule 13e-3(e)(1)(iii) specifies that the informational legend required “must make it clear that any representation to the contrary is a criminal offense.” While the disclosure on the cover page to Schedule 13E-3 conforms to the text of this rule, the disclosure document already distributed or to be distributed to security holders does not. Given that Rule 13e-3(e) is titled “Disclosure of information to security holders,” please revise the disclosure document to ensure that no inconsistency exists and that shareholders appreciate the significance of the information contained within the legend.

The third paragraph under the caption “INTRODUCTION” in the Schedule 14D-9 has been amended and restated in its entirety to address the Staff’s comment.

Item 4. Terms of the Transaction

2.	Advise us, with a view toward revised disclosure, how the subject company complied with Item 1004(e) of Regulation M-A given that the information incorporated by reference relates exclusively to whether or not the bidders’ granted access to the corporate files of the “filing person” as well as other disclosures unique to the issuer.

The information under “ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON—(b) The Tender Offer and Merger” of the Schedule 14D-9 has been supplemented to include additional disclosure in response to the Staff’s comment.

Item 5: Past Contracts, Transactions, Negotiations and Agreements

3.	General Instruction E to Schedule 13E-3 requires an affirmative statement as to whether or not any of the transactions described in Item 1005(a) occurred within the past two years. Please revise or advise.

In response to the Staff’s comment, “Item 5. Past Contacts, Transactions, Negotiations and Agreements—(a) Transactions” of the Schedule 13E-3 has been revised to note that the information incorporated by reference from the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” includes descriptions of transactions that occurred during the past two years among the Company and certain executive officers, directors and affiliates.

Item 7: Purposes, Alternatives, Reasons and Effects

4.	Advise us, with a view toward revised disclosure, why strategic alternatives other than maintenance of the status quo appear not to have been described as well as the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

The Company advises the Staff that the Purchaser Group had repeatedly informed the Special Committee that the Purchaser Group would not, in their capacity as stockholders, entertain alternative transactions to the Proposed Transaction. This information, and the potential for it to discourage potential acquirors from making a competing proposal for a transaction with the Company, is disclosed on page 18 of the Schedule 14D-9 under the caption “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger—The Special Committee.”

5.	Please quantify the estimated annual compliance cost savings, to the extent practicable, and state that such savings will be realized on an annual, recurring basis. Refer to Instruction 2 to Item 1013(d) of Regulation M-A.

In response to the Staff’s comment, the disclosure under “ITEM 8. ADDITIONAL INFORMATION” of the Schedule 14D-9 has been supplemented with disclosure responsive to the Staff’s comment.

6.	It appears as though Calamos has suffered net operating losses in each of the last two years. Please specify the constituency, if any, expected to become the beneficiary of Calamos’ future use of any net operating loss carryforwards. Quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

Disclosure responsive to the Staff’s comment has been included in the amendment to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed by the Purchaser Group with the Commission on February 3, 2017 under “Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects,” which amends and supplements the disclosure under “Special Factors—Section 5—Effects of the Offer and the Merger” of the Offer to Purchase filed as an exhibit to the Purchaser Group’s original Schedule TO filed with the Commission on January 18, 2017. Such disclosure is incorporated by reference into the Company’s Schedule 13E-3 under “Item 7. Purposes, Alternatives, Reasons and Effects—(d) Effects.”

Item 8: Fairness of the Transaction

7.	Revise to state, if true, that the Board’s fairness determination is being made on behalf of the subject company. Item 1014(a) of Regulation M-A, by its terms, requires that the subject company, as defined in Item 1000(f) of Regulation M-A, produce a fairness determination.

The final paragraph under the caption “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger—Recommendation of the Board” on page 19 of the Schedule 14D 9 has been revised to include additional disclosure in response to the Staff’s comment.

8.	General Instruction E to Schedule 13E-3 requires an affirmative statement as to whether or not the transaction was structured so that approval of at least a majority of unaffiliated security holders is required. Please revise. Refer also to Item 1014(c) of Regulation M-A.

The second paragraph under the caption “ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON—(b) The Tender Offer and Merger” of the Schedule 14D-9 has been revised to more clearly specify that the approval of a majority of the unaffiliated stockholders is not required in order to consummate the Offer.

9.	Please revise to indicate, if true, that specific liquidation, going concern, net book values were not calculated or considered by the issuer going private within the meaning of Rule 13e-3 or the affiliates engaged in the Rule 13e-3 transaction when making their respective fairness determinations. Refer to Instruction 2 to Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

The disclosure under the caption “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger—The Special Committee” of the Schedule 14D-9 has been supplemented to address the Staff’s comment.

Item 13. Financial Statements

10.	Advise us, with a view toward revised disclosure, how the issuer complied with Item 1010(c). This disclosure is required pursuant to Instruction 1 to Item 13 of Schedule 13E-3 to the extent the information required by Item 1010(a) is being incorporated by reference and not delivered to security holders. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction in the tender offer context but nearly identical to Instruction 1: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

In response to the Staff’s comment, the disclosure under “ITEM 8. ADDITIONAL INFORMATION” of the Schedule 14D-9 has been updated to include summary historical consolidated financial information of the Company (the “Summary Financial Information”). The Company notes that the initial disclosure materials disseminated to securityholders (specifically, the Offer to Purchase filed as an exhibit to the Purchaser Group’s Schedule TO filed with the Commission on January 18, 2017) included the Summary Financial Information.

Please note that for each of the periods presented in the Summary Financial Information, income per share, basic and diluted (disclosed as earnings per share, basic and diluted), ratios of earnings to fixed charges and book values per share are presented. There were no discontinued operations for the periods presented.

11.	The issuer’s response to Item 13(a) states: “The financial statements of the Company are also incorporated herein by reference to its Form 10-K for the year ended December 31, 2015, including to the section in the Form 10-K titled “Part II—Item 8—Financial Statements and Supplementary Data”. A similar reply exists with respect to quarterly information. Information may be incorporated by reference into the Schedule 13E-3, and not republished in the disclosure document distributed to security holders, only if such information is included as an exhibit to Schedule 13E-3. See General Instruction F. The reference to “a copy” in that instruction is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

The exhibit list to the Schedule 13E-3 has been revised (via incorporation by reference as permitted by General Instruction F to Schedule 13E-3) to include the Company’s financial statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

Exhibit 99.(c)(2)

12.	We noticed the repeated disclosure that indicated the content of the exhibit was intended only for use of the Special Committee and may not be used for any other purpose or disclosed to any party without Duff & Phelps’ prior written consent. Other language included in this disclaimer is objectionable inasmuch as it states: that “neither the Company nor Duff & Phelps, nor any of their respective legal or financial advisors or accountants take responsibility for the accuracy and the completeness of any of the materials [ ] if used by persons other than the Special Committee.” Please revise the disclosure statement to be mailed to shareholders to state, if true, that Duff & Phelps has consented to the use of its materials by the filing persons for purposes of public disclosure in the Schedule 13E-3. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

The disclosure under the caption “ITEM 8. ADDITIONAL INFORMATION—(h) Schedule 13E-3” in the Schedule 14D-9 has been supplemented in response to the Staff’s comment.

Please do not hesitate to contact me by telephone at (630) 245-8394 with any questions or comments regarding this correspondence.

Sincerely,

/s/ J. Christopher Jackson

J. Christopher Jackson Senior Vice President and General Counsel

cc:	John T. Blatchford, Vedder Price P.C.

Christopher G. Barrett, Vedder Price P.C.

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